

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Steven M. Fusco
Chief Financial Officer
Sussex Bancorp
200 Munsonhurst Rd.
Franklin, NJ 07416

Re: **Sussex Bancorp**
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 22, 2010
File No. 1-12569

Dear Mr. Fusco:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Nolan
Senior Assistant Chief Accountant